Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

MEDLEY CAPITAL CORP. AND SIERRA INCOME CORP. HAVE DETERMINED THAT IT IS IN THE BEST INTERESTS OF SHAREHOLDERS TO DECLINE TO PURSUE THE UNSOLICITED PROPOSAL FROM NEXPOINT ADVISORS

NEW YORK – February 6, 2019 – Medley Capital Corporation (NYSE: MCC, “MCC”) (TASE: MCC) and Sierra Income Corporation (“Sierra” or the “Company”) today announced that their respective Boards of Directors unanimously and independently determined to decline to pursue the unsolicited proposal put forth by NexPoint Advisors, L.P., an affiliate of Highland Capital Management Fund Advisors, L.P. (“NexPoint”).

The Boards of MCC and Sierra are firmly committed to maximizing value for their respective shareholders and adhered to a rigorous and thorough review, consistent with their fiduciary duties and in consultation with their respective independent legal and financial advisors.

In their consideration of the NexPoint proposal, the Special Committees of MCC's Board of Directors (“MCC Special Committee”) and Sierra’s Board of Directors (“Sierra Special Committee”), each of which is comprised of independent directors, met separately to consider the NexPoint proposal. Each of the two special committees unanimously recommended that the MCC and Sierra Boards determine, and, at separate meetings, each of the Boards unanimously determined, that it is desirable and in the best interests of MCC and Sierra and their respective shareholders to decline to pursue the unsolicited proposal put forth by Highland Capital affiliate NexPoint.

The MCC and Sierra Boards have determined that MCC’s proposed merger with Sierra and Sierra’s concurrent acquisition of Medley Management Inc. (NYSE: MDLY) (“MDLY” or “Medley”) (the “Announced Merger Plan”) is in the best interests of their respective shareholders.

Factors the MCC Special Committee and the Sierra Special Committee considered in making their determinations to their respective Boards included:

●	NexPoint’s claim that its proposal provides $225 million of incremental value over the Announced Merger Plan is unsubstantiated and MISLEADING;

●	NexPoint’s proposal DEPRIVES shareholders of the expected benefits of becoming an INTERNALLY-MANAGED BDC, which include the opportunity to potentially grow third-party AUM as well as the potential for an improved market valuation as an internally-managed BDC;

●	NexPoint’s proposal presents SIGNIFICANT UNCERTAINTY to shareholders; and

●	NexPoint and its affiliate Highland Capital have a CONCERNING track record as fiduciaries.

As described in the joint proxy statement/prospectus, the Announced Merger Plan is expected to:

●	CREATE THE SECOND LARGEST INTERNALLY-MANAGED BDC and the ninth largest publicly-traded BDC, with greater scale and operational efficiencies;

●	POSITION THE COMBINED COMPANY[1] TO POTENTIALLY CAPTURE IMPROVED VALUATION as internally-managed BDCs have traded at a premium price to net asset value multiple vs. externally managed BDCs of 64.7%, 63.3% and 59.3% over a one-, three- and five-year period, respectively[2];

●	STRENGTHEN the Combined Company’s balance sheet and IMPROVE portfolio diversification;

●	INCREASE EARNINGS AND DISTRIBUTIONS of the Combined Company[3]; and

●	ENHANCE potential liquidity for shareholders including a $100 MILLION ANNOUNCED SHARE REPURCHASE PROGRAM.[4]

The MCC Special Committee is served by financial advisor Sandler O'Neill + Partners, L.P. and legal counsel Kramer Levin Naftalis & Frankel LLP. The Sierra Special Committee is served by financial advisor Broadhaven Capital Partners, LLC and legal counsel Sullivan & Worcester LLP.

ABOUT SIERRA INCOME CORPORATION

Sierra is a non-traded business development company (“BDC”) that invests primarily in first lien senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt of middle market companies in a broad range of industries with annual revenue between $50 million and $1 billion. Sierra’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. Sierra is externally managed by SIC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Sierra Income Corporation at www.sierraincomecorp.com.

ABOUT MEDLEY CAPITAL CORPORATION

Medley Capital Corporation is a closed-end, externally managed BDC that trades on the New York Stock Exchange (NYSE:MCC) and the Tel Aviv Stock Exchange (TASE:MCC). Medley Capital Corporation’s investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies expand their businesses, refinance and make acquisitions. Our portfolio generally consists of senior secured first lien loans and senior secured second lien loans. Medley Capital Corporation is externally managed by MCC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Medley Capital Corporation at www.medleycapitalcorp.com.

[1]	Combined Company defined as the result of the Merger of MCC into Sierra and the acquisition of MDLY by Sierra; MDLY to operate as a subsidiary of Sierra.
[2]	Based on Bloomberg, CapitalIQ and IBES as of January 2, 2019. Externally-managed BDCs include: BKCC, CPTA, FDUS, GAIN, MRCC, OCSI, SUNS, TCRD, TPVG (defined as externally-managed BDCs with $500 million - $1 billion in total assets); Internally-managed BDCs include: MAIN and HTGC.
[3]	As disclosed in MCC’s Proxy Statement, Sierra expects the Combined Company’s distribution for the first twelve months following the closing of the Mergers will be $0.055 per share per month, which will consist of a regular base distribution per share of $0.045 and a supplementary distribution per share of $0.010. However, the combined company’s board of directors, in its sole discretion, will determine the amount of cash to be distributed to the Combined Company’s stockholders based on various factors including, but not limited to, its results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures and any stock repurchase program. Consequently, the Combined Company’s distribution levels may not be as disclosed and may fluctuate.
[4]	In connection with the Mergers, on November 6, 2018, the Sierra Board approved a share repurchase program pursuant to which the Combined Company could purchase up to an aggregate amount of $100.0 million of the Combined Company Common Stock between the period of the effective date of the Mergers and the one-year anniversary of such date. This share repurchase program may be limited or terminated at any time without prior notice. Even if the Mergers are consummated, there can be no assurance that the Combined Company will conduct any repurchases of the Combined Company Common Stock.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form N-14 that includes a joint proxy statement of Sierra, MCC, and Medley Management Inc. (NYSE:MDLY) and, with respect to Sierra, constitutes a prospectus (collectively, the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, MCC, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide sustainable and increased profits, greater likelihood of dividend growth, lower cost of capital and improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or MDLY’s common stock. There can be no assurance of the level of any dividends to be paid, if any, following consummation of the merger.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, including the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this communication represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material.

Investor Relations Contact:

Sam Anderson. Head of Capital Markets & Risk

Medley Management Inc.

212-759-0777

Media Contacts:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

212-257-4170

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